UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                               April 30, 2019

  By E-Mail

  Andrew M. Freedman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     Gannett Co., Inc.
                  Definitive Additional Materials on Schedule 14A filed by MNG Enterprises,
                    Inc., et. al.
                  Filed on April 29, 2019
                  File No. 001-36874

  Dear Mr. Freedman:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Definitive Additional Soliciting Materials

  1. Please revise your disclosure to explain the statement that you estimate the combined company would have a pro forma leverage of "less than 3.0x." What do you mean by
          3.0x? What is the metric you are referencing?

  2. On a related note, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that the combined company would have a pro forma leverage of "less than
          3.0x."

  3. Please provide us support for your disclosure that Oaktree and "multiple other lenders ...
          submitted term sheets express[ing] significant interest in participating in the financing."
          Please direct any questions to me at (202) 551-3619.

                                                               Sincerely,

                                                               /s/ Daniel F.
Duchovny
                                                               Daniel F.
Duchovny
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions